Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Unifund Financial Technologies, Inc. on Amendment No. 6 to Form S-4 (File No. 333-273362) of our report dated April 15, 2024, which includes an explanatory paragraph as to Everest Consolidator Acquisition Corporation’s ability to continue as a going concern, with respect to our audits of the financial statements of Everest Consolidator Acquisition Corporation as of December 31, 2023 and 2022 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 5, 2024